Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of December 2007

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Minera Andes Inc.

Suite A, 111 East Magnesium Road

Spokane, Washington

99208

Item 2	Date of Material Change

The material change occurred on or about December 17, 2007.

Item 3	News Release

News Release was released to CNW Group, CNW News Wire Ltd., Vancouver, British Columbia, on December 19, 2007.

Item 4	Summary of Material Change

Minera Andes Inc. (the “Corporation” or “Minera Andes”) has set terms for a brokered private placement of units for gross proceeds of up to Cdn$35.0 million, expected to close on December 21, 2007.

Item 5.1	Full Description of Material Change

The Corporation has set terms for a brokered private placement of units for gross proceeds of up to Cdn$35.0 million, expected to close on December 21, 2007. There maybe more than one closing.

Each unit, priced at Cdn$1.55, will consist of one common share and one-half of one common share purchase warrant. One whole common share purchase warrant will entitle the holder to purchase one additional common share at an exercise price of Cdn$2.00 per share for a period of 24 months from the initial closing date. The proposed private placement is subject to receiving all necessary regulatory approvals and issued securities will be subject to a four-month hold period. Scotia Capital Inc. (“Scotia”) will be acting as agent on the private placement in Canada while Shoreline Pacific LLC and Casimir Capital L.P. will act in the U.S. (together the “Agents”).

The Agents will receive a 5% commission. The Agents will also receive Agent’s compensation options equal to 5% of the aggregate number of units sold pursuant to the offering. Each Agent’s compensation option upon exercise will entitle the holder to acquire one unit at an exercise price of Cdn$1.70 per unit for a period of 24 months from the initial closing date. A total of 22,580,645 common shares may be issued pursuant to the private placement, and up to 11,290,322 common shares will be reserved for issuance on exercise of the warrants and 1,129,032 units for issuance on the exercise of the agent’s compensation options.

Minera Andes intends to use the proceeds from the offering to fund its share of the costs at the San José project in southern Argentina, as well as for exploration drilling and completing a scoping study at Los Azules and for general corporate purposes.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

Not applicable

Item 8	Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Allen Ambrose, President, and Chairman at (509) 921-7322.

Item 9	Date of Report

December 27, 2007

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

Not for distribution to U.S. newswire services or for dissemination in the U.S.

MINERA ANDES ANNOUNCES PROPOSED FINANCING

SPOKANE, WA—December 19, 2007—Minera Andes Inc. (TSX: MAI and US OTC: MNEAF) has set terms for a brokered private placement of units for gross proceeds of up to Cdn$35.0 million, expected to close on December 21, 2007.

Each unit, priced at Cdn$1.55, will consist of one common share and one-half of one common share purchase warrant. One whole common share purchase warrant will entitle the holder to purchase one additional common share at an exercise price of Cdn$2.00 per share for a period of 24 months from the closing date. The proposed private placement is subject to receiving all necessary regulatory approvals and issued securities will be subject to a four-month hold period. Scotia Capital Inc. (“Scotia”) will be acting as agent on the private placement in Canada while Shoreline Pacific LLC and Casimir Capital L.P. will act in the U.S. (together the “Agents”).

The Agents will receive a 5% commission. The Agents will also receive Agent’s compensation options equal to 5% of the aggregate number of units sold pursuant to the offering. Each Agent’s compensation option upon exercise will entitle the holder to acquire one unit at an exercise price of Cdn$1.70 per unit for a period of 24 months from the date of issue. A total of 22,580,645 common shares may be issued pursuant to the private placement, and up to 11,290,322 common shares will be reserved for issuance on exercise of the warrants and 1,129,032 units for issuance on the exercise of the agent’s compensation options.

Minera Andes intends to use the proceeds from the offering to fund its share of the costs at the San José project in southern Argentina, as well as for exploration drilling and completing a scoping study at Los Azules and for general corporate purposes.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Corporation holds about 410,000 acres of mineral exploration land in Argentina including the co-owned San José silver/gold mine that has started initial production. Minera Andes is also exploring the Los Azules copper project in San Juan province, where an exploration program is underway to define a resource. Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 167,094,267 shares issued and outstanding.

This news is submitted by Allen V. Ambrose, President and Director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office	Vancouver Office
111 East Magnesium Road; Ste. A	911-470 Granville Street
Spokane, WA 99208 USA	Vancouver, B.C. V6C 1V5
Phone: (509) 921-7322	Phone: (604) 689-7017; 877-689-7018
E-mail: info@minandes.com	E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain “forward-looking statements”, including, but not limited to, the statements regarding the Company’s strategic plans, evolution of mineral resources and reserves, work programs, development plans and exploration budgets at the Company’s San José Project. The forward-looking statements express, as at the date of this press release, the Company’s plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. In particular, there can be no assurance that commercial production at the San José mine will be achieved on a timely basis, or at all, that production capacity at the San José mine will be successfully increased, that resources and reserves at the San José mine will be increased or that Minera Andes will successfully raise the funds necessary to maintain its interest in the San José mine. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks. Reference is made to the risk factors and uncertainties described in the Company’s continuous disclosure record, a copy of which is available under the Company’s profile at www.sedar.com. In addition, Minera Andes’ joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates do not accept responsibility for the use of project data or the adequacy or accuracy of this release.

Cautionary Note to U.S. Investors:

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits with “mineral reserves” that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President

Dated: December 27, 2007